28 April, 2008

CADBURY SCHWEPPES ANNOUNCES PRICING OF $1.7 BILLION SENIOR NOTES OFFERING BY DR PEPPER SNAPPLE GROUP

Cadbury Schweppes plc (Cadbury Schweppes) announces today that Dr Pepper Snapple Group, Inc. (DPSG) has priced an offering of senior notes, consisting of $250 million aggregate principal amount of 6.12% senior notes due 2013, $1,200 million aggregate principal amount of 6.82% senior notes due 2018, and $250 million aggregate principal amount of 7.45% senior notes due 2038. The weighted average interest cost of the senior notes is 6.8% and combined with the interest cost of DPSG’s senior debt and the amortisation of fees, the weighted cost of funds is around 6%. The senior notes were offered and sold in a private placement pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended.

In March 2007, we announced that we intended to separate our confectionery and Americas Beverages businesses. In October 2007, we confirmed that the separation would take place by way of a demerger, after which the businesses would operate as independent separately listed companies with their own management teams and boards of directors. The Court Meeting and the General Meeting to seek shareowner approval for the scheme and demerger were held on 11 April, 2008. The scheme and all of the resolutions necessary to effect the demerger were overwhelmingly approved by our shareowners. Following the demerger, our global confectionery business will be called Cadbury plc, and DPSG will own and operate our Americas Beverages business.

DPSG will use the net proceeds of the senior notes offering, along with borrowings under a term loan facility that DPSG has recently entered into, to settle related party debt and other balances with Cadbury Schweppes in connection with the separation of DPSG from Cadbury Schweppes. Upon closing of the senior notes offering, the borrowings under DPSG’s 364-day bridge facility will be released from the collateral account containing such funds and returned to the lenders.

The senior notes and the related guarantees have not been and will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the senior notes and the related guarantees in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under applicable securities laws or absent the availability of an exemption from such registration or qualification requirements.

Additional information about the demerger is available at www.cadburyschweppes.com/demerger.

ENDS

For further information contact:
Cadbury Schweppes plc	+ 44 20 7409 1313 http://www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Aly Noormohamed (DPSG)	+44 20 7830 5124 +1 972 673 6050
Media Enquiries Cadbury Schweppes Katie Bell	+44 20 7830 5011
The Maitland Consultancy Philip Gawith	+ 44 20 7379 5151

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or DPS or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

notes to editors:

About Cadbury Schweppes

Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world.  The Group employs over 70,000 people.

About Cadbury plc

Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc. is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.